
15007514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 22 2015
WASH, D.C.
201
SECTION

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2014 and 2013

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment on Form S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in November 2008 which amended the Form S-8 originally filed to cover both the Plan and the US Plan. The Form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan. The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
(Unaudited)

	2014	2013
Investments, at fair value		
Mutual funds	$ 2,165,748	$ 1,903,422
Common collective trusts	761,603	948,185
Common stock – Novo Nordisk A/S	900,911	929,900
Money market funds	536,218	456,736
	4,364,480	4,238,243
Notes receivable from participants	57,987	116,160
Receivables		
Employer contributions	18,347	22,103
Employee contributions	510	0
	18,857	22,103
Net assets available for benefits	$ 4,441,324	$ 4,376,506

See accompany notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2014 and 2013
(Unaudited)

	2014	2013
Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 185,739	$ 567,203
Dividends from Novo Nordisk A/S common stock	16,970	18,366
Other dividends	89,543	48,552
Interest	50	89
	292,302	634,210
Interest on notes receivable from participants	2,390	3,572
Contributions		
Employer	182,959	184,111
Participant	105,045	118,004
	288,004	302,115
Total additions	582,696	939,897
Deductions from net assets attributed to		
Benefits paid to participants	517,453	490,424
Administrative expenses	425	555
Total deductions	517,878	490,979
Net increase	64,818	448,918
Net assets available for benefits, beginning of year	4,376,506	3,927,588
Net assets available for benefits, end of year	$ 4,441,324	$ 4,376,506

See accompany notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan and the separate Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") both offer stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) as an investment option. In November 2008, NNAS filed a Post-Effective Amendment on Form S-8, which amended the Form S-8 originally filed to cover both the Plan and the US Plan.

Participant Contributions

Participants may contribute up to the $15,000 Puerto Rico annual limit on a before-tax basis in 2014 and 2013. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participants' before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employees' eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employees' eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the years ended December 31, 2014 and 2013, the discretionary retirement contributions by the Company to the Plan include the 8% basic retirement contributions, the 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions. All discretionary retirement contributions are based on participants' eligible annual compensation as defined in the Plan document.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and, to pay Plan expenses, or to reinstate account balances for rehired employees. There were no forfeitures used by the Plan to reduce employer contributions during the years ended December 31, 2014 and 2013. Forfeited non-vested accounts available at December 31, 2014 and 2013 were approximately $5,054 and $0, respectively.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants accounts. As of December 31, 2014 and 2013, the outstanding loans' interest rates range from 4.25% to 10.50%. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Note 2 - Summary of Accounting Policies

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Basis of Accounting

The Plans financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses:

Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Recent Accounting Pronouncement

In May 2015 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-07 ("ASU 2015-07"), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), an amendment to Fair Value Measurement Topic 820. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. For non-public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. The Plan has not early adopted ASU 2015-07.

Note 3 - Fair Value Measurements

FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820), established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Shares of *mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Note 3 - Fair Value Measurements (continued)

Common/collective trust funds –Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2014:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap	$ 826,224	$ -	$ 826,224
Fixed income	613,979	-	613,979
International growth	402,372	-	402,372
Domestic growth	323,173	-	323,173
Total mutual funds	2,165,748	-	2,165,748
Common stock	900,911	-	900,911
Money market funds	536,218	-	536,218
Common collective trusts:			
Lifecycle funds	-	761,603	761,603
Total investments at fair value	$ 3,602,877	$ 761,603	$ 4,364,480

Note 3 - Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2013:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap	$ 708,926	$ -	$ 708,926
Fixed income	530,075	-	530,075
International growth	379,704	-	379,704
Domestic growth	284,717	-	284,717
Total mutual funds	1,903,422	-	1,903,422
Common stock	929,900	-	929,900
Money market funds	456,736	-	456,736
Common collective trusts:			
Lifecycle funds	-	948,185	948,185
Total investments at fair value	$ 3,290,058	$ 948,185	$ 4,238,243

The Plan did not have any investments in Level 3 as of December 31, 2014 and 2013.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Note 3 - Fair Value Measurements (continued)

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2014:					
Common/Collective Trust Funds [1]	$761,603	None	Immediate	None	See Below
As of December 31, 2013:					
Common/Collective Trust Funds [1]	$948,185	None	Immediate	None	See Below

1. The common/collective trust funds consist of investments in Schwab Managed Retirement Trust ("SMRT") Funds. These funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2020, 2030, 2035, etc. SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

Per the Declaration of Trust, there is a 30-day notice requirement for a complete liquidation of a Plan from a fund.

Redemption Restrictions

Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2014		2013
Mutual funds:				
Schwab S&P 500 Index Fund	$	397,914	$	338,520
T Rowe Price Blue Chip		261,485		294,082
Europacific Growth R6		(a)		254,946
WF Adv Core Bond I		244,225		228,475
	$	903,624	$	1,116,023
Common stock:				
Novo Nordisk A/S ADR Shares	$	900,911	$	929,900
Common collective trusts:				
Schwab Managed Ret 2030 CL III	$	612,055	$	525,196
Schwab Managed Ret 2040 CL III		(a)		403,249
	$	612,055	$	928,445
Money Market Fund:				
Schwab Value Advantage Instl.	$	535,683	$	456,161

(a) Investment represents less than 5% of Plan assets at December 31, 2014.

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

		2014		2013
Mutual funds	$	26,631	$	283,206
Common collective trusts		42,558		168,957
Common stock		116,550		115,040
	$	185,739	$	567,203

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax.

The Plan was amended and restated effective January 1, 2011, and submitted in December 2011 to the Hacienda for an updated favorable determination letter under the 2011 PR Code. To date, the Company has not received a response. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2014 and 2013. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2011.

Note 6 - Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the total market value of investments managed and held by Charles Schwab amounted to $1,695,200 and $1,743,441, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $425 and $555 for the years ended December 31, 2014 and 2013, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the market value of investments in Novo Nordisk A/S common stock was $900,911 and $929,900, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2014 and 2013 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. The 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940 to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 10 - Delinquent Participant Contributions

The Company has reported on Form 5330, late participant contributions of $194 and related loss earnings of $.73 for the year ended December 31, 2014.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (unaudited)
December 31, 2014

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	$	612,055
Schwab Value Advantage Instl.	*	Money market fund	**		535,683
Schwab S&P 500 Index Fund	*	Mutual fund	**		397,914
T Rowe Price Blue Chip		Mutual fund	**		261,485
WF Adv Core Bond I		Mutual fund	**		244,225
Franklin U.S. Govt Securities Adv		Mutual fund	**		209,146
Europacific Growth R6		Mutual fund	**		208,746
Columbia Dividend Income CLZ		Mutual fund	**		166,825
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		160,608
DFA Int'l Small Company		Mutual fund	**		122,147
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		114,868
Columbia Mid Cap Index Z		Mutual fund	**		103,171
Columbia Small Cap Index Z		Mutual fund	**		94,955
Ridgeworth SMCAP Val Equity I		Mutual fund	**		73,549
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		71,479
Amer Beac Sm Cp Gr Instl.		Mutual fund	**		51,498
Schwab Managed Ret Income III	*	Common collective trust fund	**		20,677
Schwab Managed Ret 2035 CL III	*	Common collective trust fund	**		11,491
Schwab Managed Ret 2050 CL III	*	Common collective trust fund	**		2,436
Stock Liquidity		Money market fund	**		535
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		76
Novo Nordisk AS	*	Common stock	**		900,911
Total investments				$	4,364,480
Notes receivable from participants	*	Loan (4.25% to 10.50%; and maturities through 2028)		$	57,987
				$	4,422,469

* Party-in interest, as defined by ERISA
** Cost information not required for participant-directed investments

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Delinquent Participant Contributions (unaudited)
For the Year Ended December 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
(x)	$0	$194	$0	$0

(x) There are no late participant loan repayments in the late participant contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: 

Lars Green
Senior Vice President of Finance & Operations

Dated: June 16, 2015